UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,

Tel Aviv 6350671, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Purchase Agreement

On June 21, 2018, Wix.com Ltd. (the “Company”) entered into a purchase agreement (the “Purchase Agreement”) with certain qualified institutional buyers (collectively the “Initial Purchasers”), pursuant to which the Company agreed to sell $385,000,000 aggregate principal amount of its 0% convertible senior notes due 2023 (the “Initial Convertible Notes”) in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company also agreed to grant a 13-day option to the Initial Purchasers to purchase all or part of an additional $57,750,000 aggregate principal amount of its 0% convertible senior notes due 2023 (the “Additional Convertible Notes”) solely to cover over-allotments. The Initial Convertible Notes, together with any Additional Convertible Notes, if and when issued, are referred to herein as the “Convertible Notes.”

The Purchase Agreement includes customary representations, warranties and covenants. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Initial Purchasers against certain liabilities and contribute to payments which the Initial Purchasers may be required to make in respect of any such liabilities.

Indenture

The sale of the Initial Convertible Notes closed on June 26, 2018. The Initial Convertible Notes were issued pursuant to an indenture, dated June 26, 2018 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee.

The Convertible Notes are convertible based upon an initial conversion rate of 7.0113 of the Company’s ordinary shares, par value NIS 0.01 per share (the “ordinary shares”) per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $142.63 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for any accrued and unpaid special interest (as defined in the Indenture), if any. In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following our delivery of a notice of tax redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or notice of tax redemption, as the case may be.

The Convertible Notes will mature on July 1, 2023, unless earlier repurchased, redeemed or converted. Prior to January 1, 2023, holders may convert all or a portion of their Convertible Notes only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on September 30, 2018 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day; (3) if the Company calls the Convertible Notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or (4) upon the occurrence of specified corporate events. On or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The Company may not redeem the Convertible Notes prior to the maturity date except in the event of certain tax law changes. However, upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Convertible Notes then outstanding may declare the entire principal amount of all the Convertible Notes plus accrued interest, if any, to be immediately due and payable.

The Convertible Notes are general unsecured obligations of the Company. The Convertible Notes rank senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Convertible Notes, rank equal in right of payment to the Company’s existing and future unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally subordinated to all existing and future indebtedness and liabilities of the Company’s subsidiaries.

The net proceeds from the sale of the Initial Convertible Notes were approximately $374.0 million, after deducting the Initial Purchasers’ discounts and the estimated offering expenses payable by the Company. The Company used approximately $39.4 million of the net proceeds from the sale of the Initial Convertible Notes to pay the cost of the Capped Call Transactions (as defined below). The Company intends to use the remainder of the net proceeds from this offering for general corporate purposes. The Company may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, the Company has not entered into any agreements for or otherwise committed to any specific acquisitions at this time.

Capped Call Transactions

In connection with the pricing of the Initial Convertible Notes, the Company entered into privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the Initial Purchasers (or their affiliates) (the “Option Counterparties”). The Capped Call Transactions cover, collectively, the number of the Company’s ordinary shares underlying the Initial Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The cost of the Capped Call Transactions was approximately $39.4 million.

The Capped Call Transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Initial Convertible Notes and/or offset any cash payments the Company is required to make in excess of the principal amount upon conversion of the Initial Convertible Notes in the event that the market price per share of the Company’s ordinary shares, as measured under the terms of the Capped Call Transactions, is greater than the strike price of the Capped Call Transactions (which initially corresponds to the initial conversion price of the Initial Convertible Notes and is subject to certain adjustments under the terms of the Capped Call Transactions), with such reduction and/or offset subject to a cap based on the cap price of the Capped Call Transactions. The cap price of the capped call transactions will initially be $211.30 per share, which represents a premium of 100% over the last reported sale price of the Company’s ordinary shares on June 21, 2018, and is subject to certain adjustments under the terms of the Capped Call Transactions.

The Capped Call Transactions are separate transactions, in each case, entered into by the Company with the Option Counterparties, and are not part of the terms of the Convertible Notes and will not change the holders’ rights under the Convertible Notes. Holders of the Convertible Notes will not have any rights with respect to the Capped Call Transactions. If the Initial Purchasers exercise their over-allotment option, the Company expects to use a portion of the proceeds from the sale of the Additional Convertible Notes to enter into additional capped call transactions with the Option Counterparties on substantially similar terms.

Unregistered Sale of Equity Securities

The Company’s offering of the Initial Convertible Notes to the Initial Purchasers was made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Initial Purchasers in the Purchase Agreement, including that the Initial Purchasers would only offer, sell or deliver the Initial Convertible Notes to persons inside the United States whom they reasonably believe to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act.

The Initial Convertible Notes and the shares of the Company’s ordinary shares issuable upon conversion of the Initial Convertible Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
4.1	Indenture between Wix.com Ltd. and U.S. Bank National Association, as trustee, for the 0% Convertible Senior Notes due 2023.

4.2	Form of 0% Convertible Senior Note due 2023 (included in Exhibit 4.1).

10.1	Letter Agreement, dated as of June 21, 2018 between JPMorgan Chase Bank, National Association, London Branch and the Company regarding the Base Capped Call Transaction.

10.2	Letter Agreement, dated as of June 21, 2018 between Bank of America, N.A. and the Company regarding the Base Capped Call Transaction.

10.3	Letter Agreement, dated as of June 21, 2018 between Barclays Bank PLC and the Company regarding the Base Capped Call Transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2018

WIX.COM LTD.

By:	/s/ Eitan Israeli
Name:	Eitan Israeli
Title:	VP & General Counsel

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